# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Scinai Immunotherapeutics Ltd., CIK 0001611747
CUSIP: 09073Q203
Title of class of securities: American Depository Shares, each representing 4,000 Ordinary Shares, no par value
Address of issuer's principal executive offices: JERUSALEM BIOPARK, 2ND FLOOR, Hadassah Ein Kerem Campus, Jerusalem, Israel (L3), 0000000
Date of event which requires filing of this statement: 02/09/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-25-007954
Filed by CIK 0002055074

## Reporting persons
- LCK JNK 1 LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 80,757; shared voting power 0; sole dispositive power 80,757; shared dispositive power 0; aggregate amount beneficially owned 80,757 (9.5% of the class)
  Comment: Based on 3,411,983,584 ordinary shares outstanding as of September 30, 2024, as disclosed by the issuer on November 22, 2024. Does not include pre-funded warrants exercisable for an additional 80,757 American Depositary Shares ("ADSs") distributable to Richard J. Kertzman, or an entity held by Mr. Kertzman or an affiliate, which ADSs may not be exercised if such exercise would result in beneficial ownership in excess of 9.99% of the ordinary shares outstanding of Scinai Immunotherapeutics Ltd. Future issuances of ordinary shares or ADSs by the issuer to third parties are expected to cause additional amounts of pre-funded warrants to become exercisable within the foregoing limitation, without increasing the reporting person's beneficial ownership percentage.

## Item 1. Issuer
Name of issuer: Scinai Immunotherapeutics Ltd.
Address of issuer's principal executive offices: Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, 0000000

## Item 2. Person Filing
Name of person filing:
LCK JNK 1 LLC

The shares reported herein are directly held by LCK JNK 1 LLC. Richard J. Kertzman is the managing member of LCK JNK LLC. Accordingly, Mr. Kertzman may be deemed to indirectly beneficially own the securities of the Issuer held by LCK JNK LLC.
Address of principal business office or, if none, residence: 3105 NW 107th Avenue, Suite 103, Doral, FL 33172
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 80,757
Percent of class: 9.5%
Sole power to vote or to direct the vote: 80,757
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 80,757
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- LCK JNK 1 LLC: /s/ Richard J. Kertzman, Richard J. Kertzman, Sole Member (03/04/2025)